UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Rover Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

77936F103

(CUSIP Number)

Madrona IV General Partner, LLC

999 Third Avenue, Suite 3400

Seattle, Washington 98104

(206) 674-3000

Attn: Troy Cichos

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 30, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 77936F103

1.	Name of Reporting Person: Madrona Venture Fund IV, LP
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) : ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 24,016,697 (1)
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 24,016,697 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,016,697 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 15.3% (1)
14.	Type of Reporting Person: PN

CUSIP No.: 77936F103

1.	Name of Reporting Person: Madrona Venture Fund IV-A, LP
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) : ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 24,016,697 (1)
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 24,016,697 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,016,697 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 15.3% (1)
14.	Type of Reporting Person: PN

CUSIP No.: 77936F103

1.	Name of Reporting Person: Madrona Investment Partners IV, L.P.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) : ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 24,016,697 (1)
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 24,016,697 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,016,697 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 15.3% (1)
14.	Type of Reporting Person: PN

CUSIP No.: 77936F103

1.	Name of Reporting Person: Madrona IV General Partner, LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) : ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 24,016,697 (1)
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 24,016,697 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,016,697 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 15.3% (1)
14.	Type of Reporting Person: OO

CUSIP No.: 77936F103

1.	Name of Reporting Person: Alberg, Tom A.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) : ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 24,016,697 (1)
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 24,016,697 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,016,697 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 15.3% (1)
14.	Type of Reporting Person: IN

CUSIP No.: 77936F103

1.	Name of Reporting Person: Goodrich, Paul B.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) : ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 24,016,697 (1)
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 24,016,697 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,016,697 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 15.3% (1)
14.	Type of Reporting Person: IN

CUSIP No.: 77936F103

1.	Name of Reporting Person: Jacobson, Scott
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) : ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 24,016,697 (1)
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 24,016,697 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,016,697 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 15.3% (1)
14.	Type of Reporting Person: IN

CUSIP No.: 77936F103

1.	Name of Reporting Person: Jordan, Len
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) : ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 24,016,697 (1)
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 24,016,697 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,016,697 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 15.3% (1)
14.	Type of Reporting Person: IN

CUSIP No.: 77936F103

1.	Name of Reporting Person: McIlwain, Matt
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) : ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 24,016,697 (1)
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 24,016,697 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,016,697 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 15.3% (1)
14.	Type of Reporting Person: IN

CUSIP No.: 77936F103

1.	Name of Reporting Person: Porter, Tim
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) : ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: -0-
	8.	Shared Voting Power: 24,016,697 (1)
	9.	Sole Dispositive Power: -0-
	10.	Shared Dispositive Power: 24,016,697 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,016,697 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 15.3% (1)
14.	Type of Reporting Person: IN

(1)

Calculations of the percentage of the shares of Class A Common Stock beneficially owned assumes 157,199,138 shares of Class A Common Stock outstanding, based on information included in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on August 5, 2021.

Item 1.	Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Rover Group, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 720 Olive Way, 19th Floor, Seattle, Washington 98101. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)

This statement is being filed jointly by (1) Madrona Venture Fund IV, LP (“MVF IV”); (2) Madrona Venture Fund IV-A, LP (“MVF IV-A”); (3) Madrona Investment Partners IV, LP (“MIP IV”), which is the sole general partner of MVF IV and MVF IV-A; (4) Madrona IV General Partner, LLC (“MGP”), which is the sole general partner of MIP IV; (5) Tom A. Alberg (“Alberg”); (6) Paul B. Goodrich (“Goodrich”); (7) Scott Jacobson (“Jacobson”); (8) Len Jordan (“Jordan”); (9) Matthew S. McIlwain (“McIlwain”); and (10) Tim Porter (“Porter” and, together with Alberg, Goodrich, Jacobson, Jordan and McIlwain, collectively, the “Managing Directors” and each individually, a “Managing Director”). Each of the individuals and entities above shall be referred to herein individually as “Reporting Person” and collectively as the “Reporting Persons.”

(b)	The business address of the Reporting Persons is 999 Third Avenue, Suite 3400, Seattle, Washington 98104.

(c)

The principal business of MVF IV and MVF IV-A is to invest and assist in developmental and emerging businesses located principally in the United States. The principal business of MIP is to act as the general partner of MVF IV and MVF IV-A. The principal business of MGP is to act as the general partner of MIP. The principal business of each of the Managing Directors is to act as managing directors of MGP and a number of affiliated partnerships with similar businesses.

(d)	During the five years prior to the date hereof, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named in Attachment A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Each of MVF IV, MVF IV-A and MIP IV is a Delaware limited partnership. MGP is a Delaware limited liability company. Each of the Managing Directors is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

On July 30, 2021 (the “Closing Date”), pursuant to that certain Business Combination Agreement, dated as of February 10, 2021, by and among the Issuer, Fetch Merger Sub, Inc. (“Merger Sub”) and A Place for Rover, Inc. (d/b/a Rover) (“Legacy Rover”), Merger Sub merged with and into Legacy Rover with Legacy Rover surviving as a wholly owned subsidiary of the Issuer (the “Merger”). Upon consummation of the Merger (the “Effective Time”), each issued and outstanding share of preferred stock of Legacy Rover that was convertible into a share of common stock of Legacy Rover was canceled and converted into the right to receive 1.0379 shares of Class A Common Stock. As of the Effective Time, the Reporting Persons’ collective holdings of shares of Legacy Rover stock converted into an aggregate of 24,016,697 shares of Class A Common Stock.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities of the Issuer for investment purposes. The Reporting Persons may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Class A

Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors (the “Board”) and management of the Issuer, the availability and nature of opportunities to dispose of shares of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon assessments of the above factors, the Reporting Persons may change their present intentions as stated above and may assess whether to make suggestions to the Board regarding financing, and whether to acquire additional securities of the Issuer, including shares of Class A Common Stock (by means of open market purchases, privately negotiated purchases, or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Class A Common Stock, under its control. The Reporting Persons may seek to acquire other securities of the Issuer, including other equity, debt, notes or other financial instruments related to the Issuer or the Class A Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Persons’ respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

The Reporting Persons intend to review its investment in the Issuer on an ongoing basis and, in the course of its review, may take actions with respect to its investment or the Issuer, including communicating from time to time with the Board, members of management, other securityholders of the Issuer, or other third parties, advisors, such as legal, financial, regulatory, or other advisors, to assist in the review and evaluation of strategic alternatives. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; a sale or transfer of a material portion of the assets of the Issuer or any of its subsidiaries or the acquisition of material assets; the formation of joint ventures or other strategic alliances with the Issuer or any of its subsidiaries; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board or management of the Issuer; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities; or any action similar to the foregoing. Such discussions and actions may be exploratory in nature, and not rise to the level of a plan or proposal.

Jacobson, a managing director of MGP, is currently a member of the Board. In such capacity, Jacobson may have influence over the corporate activities of the Issuer and may engage in communications with the Issuer’s other directors, members of management and stockholders and third parties regarding the corporate governance, business, operations, strategy or future plans (including proposed corporate transactions of a significant nature) of the Issuer, including any plans or proposals which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time and from time to time, may review, reconsider and change their position and/or change its purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate percentage of shares of Class A Common Stock reported beneficially owned by each person named herein is determined in accordance with the SEC rules and assumes 157,199,138 shares of Class A Common Stock outstanding, based on information included in the Issuer’s Current Report on Form 8-K filed with the SEC on August 5, 2021. As of the date hereof, the Reporting Persons beneficially owned shares of Class A Common Stock as follows:

	Number of
	Shares of	Percent of
	Common	Common
Name of Beneficial Owner	Stock Owned	Stock
Madrona Venture Fund IV, L.P.	23,420,753	14.9%
Madrona Venture Fund IV-A, L.P.	595,944	0.4%
Total	24,016,697	15.3%

MIP, as the sole general partner of MVF IV and MVF IV-A, may be deemed to beneficially own the shares held by MVF IV and MVF IV-A. MGP, as the sole general partner of MIP, may be deemed to beneficially own the shares held by MVF IV and MVF IV-A. Each of the Managing Directors may be deemed to share the power to direct the disposition and vote of the shares held by MVF IV and MVF IV-A. Each Reporting Person disclaims beneficial ownership of all securities except for the shares, if any, held by such Reporting Person.

(b) In addition to the description set forth above in Item 5(a), see the cover pages of this statement for indications of the respective voting powers and disposition powers of the Reporting Persons.

(c) Except as described herein, the Reporting Persons have not effected any transactions in the Issuer’s Class A Common Stock within the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Merger and associated transactions, the Reporting Persons entered into Lock-Up Agreement (the “Lock-Up Agreement”), dated as of July 30, 2021, by and among (i) the Issuer, (ii) Nebula Caravel Holdings, LLC (the “Sponsor”), (iii) certain affiliates of the Sponsor and (iv) certain former stockholders of Legacy Rover. Pursuant to Lock-Up Agreement, the Issuer agreed, subject to enumerated customary exceptions, not to transfer shares of Class A Common Stock for a period of 6 months after the Closing Date, provided that, if during such six-month period the volume weighted average price of Class A Common Stock is greater than or equal to $16.00 over any twenty trading days within any thirty trading day period (“Triggering Event III”), 50% of each applicable holder’s shares shall be released from such lock-up on the later of (i) Triggering Event III and (ii) the date that is 90 days after the Closing Date

Item 7.	Material to be Filed as Exhibits

Lock-Up Agreement, dated as of July 30, 2021, by and among (i) the Issuer, (ii) Nebula Caravel Holdings, LLC (the “Sponsor”), (iii) certain affiliates of the Sponsor and (iv) certain former stockholders of Legacy Rover (incorporated by reference to Exhibit 10.6 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 11, 2021).

Exhibit 1 – Agreement of Joint Filing.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2021	MADRONA VENTURE FUND IV, LP

	By:	Madrona Investment Partners IV, LP its General Partner

	By:	Madrona IV General Partner, LLC, its General Partner

	By:	/s/ Troy Cichos
	Its:	Authorized Signatory

Date: August 9, 2021	MADRONA VENTURE FUND IV-A, LP

	By:	Madrona Investment Partners IV, LP its General Partner

	By:	Madrona IV General Partner, LLC, its General Partner

	By:	/s/ Troy Cichos
	Its:	Authorized Signatory

Date: August 9, 2021	MADRONA INVESTMENT PARTNERS IV, LP

	By:	Madrona IV General Partner, LLC, its General Partner

	By:	/s/ Troy Cichos
	Its:	Authorized Signatory

Date: August 9, 2021	MADRONA IV GENERAL PARTNER, LLC

	By:	/s/ Troy Cichos
	Its:	Authorized Signatory

Date: August 9, 2021	/s/ Tom A. Alberg
Tom A. Alberg

Date: August 9, 2021	/s/Paul B. Goodrich Paul B. Goodrich

Date: August 9, 2021	/s/ Scott Jacobson Scott Jacobson

Date: August 9, 2021	/s/ Len Jordan Len Jordan

Date: August 9, 2021	/s/ Matthew S. McIlwain Matthew S. McIlwain

Date: August 9, 2021	/s/ Tim Porter Tim Porter

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.